SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

WIRED ASSOCIATES SOLUTIONS, INC.

(Name of issuer)

COMMON STOCK, $0.001 par value

(Title of class of securities)

97654C 108

(CUSIP number)

Samuel M. Krieger, Esq.,
39 Broadway, Suite 920
New York, New York 10006
212-363-2900

(Name, address and telephone number of person
authorized to receive notices and communications)

November 1, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),  check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

___________________

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97654C 108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS. PARK INVESTMENT HOLDINGS, LLC (“Reporting Person”) SS No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) SEE ITEM 5 BELOW
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Reporting Person: WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Reporting Person: DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER SEE ITEM 5 BELOW Reporting Person: 1,150,000

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER SEE ITEM 5 BELOW Reporting Person: 1,150,000

	10.	SOLE DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5 BELOW Reporting Person: 1,150,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5 BELOW Reporting Person: 58.97%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Reporting Person: PN

CUSIP No. 97654C 108	13D	Page 3 of 6 Pages

ITEM 1.                      Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of WIRED ASSOCIATES SOLUTIONS, INC. (the “Issuer”), whose principal executive offices are at 711 South Carson St., Suite 4, Carson City, NV 89701.

ITEM 2.                      Identity and background:

Park Investment Holdings, LLC (“Reporting Person”):

Reporting Person is a Delaware limited liability company.  Reporting Person’s business address is 1559 E. 38th Street, Brooklyn, NY 11234.   The Managing Members of Reporting Person are Steven Spiegel and The S&J Family Trust Agreement, a trust (the “Family Trust”), of which Steven Spiegel is the sole Trustee.

Reporting Person is beneficially owned (i) 5% by Steven Spiegel  and (ii) 95% by the Family Trust.

During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

The S&J Family Trust Agreement (the “Family Trust”)

The Family Trust is a trust created under the laws of New Jersey in 2010.  The Family Trust is a Managing Member of Reporting Person.

The sole trustee of the Family Trust is Steven Spiegel.  The Trustee’s address is 1559 E. 38th Street, Brooklyn, NY 11234.

The current beneficiaries of the Family Trust are Judith Spiegel, who is Steven Spiegel’s wife, and  Daniel Spiegel, Julia Spiegel and Jacob Spiegel, the minor children of Steven and Judith Spiegel.

Steven Spiegel disclaims beneficial interest in the interests of the Family Trust.

During the last five years, the Family Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 97654C 108	13D	Page 4 of 6 Pages

During the last five years, the Family Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, the Family Trust was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

Steven Spiegel (“Mr. Spiegel”)

Mr. Spiegel is (i) a Managing Member of Reporting Person and (ii) (a) the sole Trustee of the Family Trust which is the beneficial owner of 95% of Reporting Person,  and (b) the beneficial owner of 5% of Reporting Person.  Mr. Spiegel disclaims beneficial ownership in the interests of the Family Trust.

Mr. Spiegel’s business address is 17 State Street, 22nd Floor, New York, NY 10004.

Mr. Spiegel is self-employed and his principal business activity is investments.

During the last five years, Mr. Spiegel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Spiegel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, Mr. Spiegel was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

Mr. Spiegel is a citizen of the United States.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The 1,150,000 shares held directly by Reporting Person were purchased from two shareholders of the Company for $0.001 per share, or a total of $1,150.00, on November 1, 2011, pursuant to the terms of a Stock Purchase Agreement  to which the Company, the Reporting Person and the selling shareholders were party.  These funds represented Working Capital of Reporting Person. No funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

ITEM 4.                      Purpose of Transaction

The Shares deemed to be beneficially owned by the Reporting Person and by each of the other persons named in Item 5 as owning shares of the Issuer were acquired for, and are being held for, investment purposes.  Except for consideration of a possible merger with an appropriate merger partner, none of the Reporting Person or any of the other persons named in Item 5 has any plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

CUSIP No. 97654C 108	13D	Page 5 of 6 Pages

ITEM 5.                      Interest in Securities of Issuer

[a.&b.]

All of the information given below is as of November 15, 2011. Percentages are based on 1,950,000 shares of Common Stock outstanding as reported in the most recently available filing of the Issuer with the Commission.

Reporting Person is deemed to be the beneficial owner of 1,1150,000 shares of Common Stock, par value $0.001, of the Issuer, representing 58.97% of the outstanding shares of Common Stock of the Company.

The Managing Members of Reporting Person are Steven Spiegel and The S&J Family Trust Agreement, a trust (the “Family Trust”), of which Steven Spiegel is the sole Trustee.

Reporting Person is beneficially owned (i) 5% by Steven Spiegel  and (ii) 95% by the Family Trust.

The current beneficiaries of the Family Trust are Judith Spiegel, who is Steven Spiegel’s wife, and  Daniel Spiegel, Julia Spiegel and Jacob Spiegel, the minor children of Steven and Judith Spiegel.

Steven Spiegel disclaims beneficial interest in the interests of the Family Trust.

Steven Spiegel  is (i) a Managing Member of Reporting Person, (ii) the sole trustee of the Family Trust which is the beneficial owner  of 95% of the interests in Reporting Person, and (iii) the beneficial owner of 5% of the interests in Reporting Person.

[c.]

The 1,150,000 shares of Common Stock currently held directly by Reporting Person were acquired on November 1, 2011 from two shareholders for $0.001 per share, or an aggregate of $1,150.00, pursuant to the terms of a Stock Purchase Agreement between them.

None of Reporting Person, the Family Trust or Mr. Spiegel has sold any shares of Common Stock of the Issuer.

[d.]

N/A

[e.]

N/A

CUSIP No. 97654C 108	13D	Page 6 of 6 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21 , 2011	PARK INVESTMENT HOLDINGS, LLC
[Date]

By: s/Steven Spiegel Steven Spiegel
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.